Exhibit 99-3

Legal proceedings

     Since the Public Service Commission of the State of New York has allowed the company to recover in rates remediation costs for certain of the sites referred to in the next sentence, there is a reasonable basis to conclude that the company will be permitted to recover in rates any remediation costs that it may incur for all of the sites referred to in the next sentence. Therefore, the company believes that the ultimate disposition of the matters referred to below in (b), (d), (e), (f), (g), the first paragraph in (a) and the first two paragraphs in (c) will not have a material adverse effect on its results of operations or financial position.

(a)  In June 1991 the New York State Department of Environmental Conservation (NYSDEC) notified the company that it had been identified as a potentially responsible party (PRP) at the Pfohl Brothers Landfill, an inactive hazardous waste disposal site in Cheektowaga, New York. The Pfohl Site is listed on the National Priorities List and the New York State Registry of Inactive Hazardous Waste Disposal Sites. The expected remediation costs at the Pfohl Site are estimated to be $37 million to $55 million. In May 1995 the company agreed to participate in a process for allocating remedial costs at the Pfohl Site with other PRPs. In October 1997 the PRPs agreed upon an allocation formula under which the company would be responsible for approximately $296,000 to $440,000.

     Five actions were commenced against the company and approximately 24 other defendants in the New York State Supreme Court, Erie County (State Court) (in January 1995, April 1995, June 1995, January 1997 and October 1997), claiming $103.5 million in damages for personal injuries, wrongful death and loss of companionship allegedly caused by exposure to hazardous chemicals from the Pfohl Site. In December 1997 the action commenced in October 1997 was removed to the United States District Court for the Western District of New York (District Court). The company believes that the actions against it are without merit and will defend them vigorously.

     In November 1997 a class action was commenced in the State Court against the company and approximately 23 other defendants claiming unspecified damages for personal injuries allegedly caused by exposure to hazardous chemicals from the Pfohl Site. This action was transferred to the District Court. The company believes this action against it is without merit and will defend it vigorously.

     In 1995 four actions were commenced against approximately 11 defendants, and in 1996, an action was commenced against 13 defendants for personal injuries, wrongful death and loss of companionship allegedly caused by exposure to hazardous chemicals from the Pfohl Site. The company was not named as a defendant in those actions. However, the defendants in those actions consequently commenced actions against the company and certain other parties in the District Court at various times in 1995 and 1996, alleging that the company and such other parties are liable for all or a part of any damages recovered by the plaintiffs. Recovery in the actions against the company and such other parties depends on, among other things, whether the plaintiffs recover money damages against the defendants. The company believes that the actions against it are without merit and will defend them vigorously.

     In October 1998 an action was commenced against the company and approximately 24 other defendants in the State Court claiming damages due to the lost use, value, and enjoyment of their property as a result of contamination from the Pfohl Site. The plaintiffs seek damages that total $6.4 million in the aggregate. The company believes that the action against it is without merit and will defend it vigorously.

     In September 1999 the District Court granted a motion by the defendants to dismiss the claims of 26 plaintiffs based on the statute of limitations in the actions referred to in the four prior paragraphs.

(b)  In January 1992 the NYSDEC notified the company that it had been identified as a PRP at the Peter Cooper Corporation's Landfill Site (Peter Cooper Site) in the village of Gowanda, New York. The Peter Cooper Site is listed on the National Priorities List and the New York State Registry. Three other PRPs were identified in the NYSDEC letter. The company believes that remediation costs at the Peter Cooper Site might rise to $16 million. In May 1992 the company notified the NYSDEC that it believed it had no responsibility for the alleged contamination at the Peter Cooper Site, and it declined to conduct remediation or finance remediation costs.

     In June 1999 the U.S. Environmental Protection Agency (EPA) notified the company and 18 other companies that they are PRPs with respect to the Peter Cooper Site, and offered them the opportunity to perform a remedial investigation and feasibility study at the site. Along with approximately 12 other companies, the company indicated to EPA its willingness to consider performing the study for a portion of the Peter Cooper Site. Although the company is still discussing the possibility of performing the study with the EPA and the other parties, the company believes that the ultimate disposition of this matter will not have a material adverse effect on its financial position or results of operations.

(c)  In July 1992 the NYSDEC notified the company that it had been identified as a PRP at the Bern Metals Removal Site in Buffalo, New York, which the NYSDEC defined to include an adjacent property known as the Universal Iron & Metal Site. The Bern Metals/Universal Iron Site is listed on the New York State Registry. The NYSDEC also identified eight other PRPs for the site. In December 1992 the company declined to negotiate with NYSDEC to finance or conduct a Remedial Investigation and Feasibility Study (RI/FS) for the site.

     The total cost of remediation is estimated to be $2.7 million. Without admitting any liability or responsibility, the company, in October 1997, entered into an Order on Consent with NYSDEC and four other PRPs pursuant to which it and such PRPs will, subject to NYSDEC approval, design the remedy for the Bern Metal/Universal Iron Site. The NYSDEC subsequently inquired whether the company and 15 other PRPs were willing to implement the remedy. In December 1998 the company and six other PRPs, who completed the remedial design, responded that the NYSDEC should first look to the other PRPs who have yet to finance any work at the site.

     In September 1996 the company and 55 other parties were named as third-party defendants by Niagara Frontier Transportation Authority (NFTA) claiming contributions for costs that might be recovered against NFTA in an action filed by EPA in the District Court. NFTA is seeking contributions for response costs incurred by EPA at the Universal Iron Site. The company believes that the action against it is without merit and will defend it vigorously.

(d)  In April 1992 the EPA notified the company that the EPA had reason to believe that the company was a PRP for the Clinton-Bender Removal Site (Clinton-Bender Site) in Buffalo, New York. Five other PRPs have been identified by the EPA. Nine private residential lots and one commercial property at the Clinton-Bender Site were contaminated with lead, allegedly due to run-off from the adjacent Bern Metals Site. The company and four other PRPs performed removal actions at the Clinton-Bender Site at a cost of approximately $3.2 million. The company along with the other participating parties are seeking to recover from other PRPs, not participating in the remedial action at the Clinton-Bender Site, costs that the company and other participating parties have incurred or will incur.

(e)  In February 1993 NYSDEC notified the company and 19 other parties that they had been identified as PRPs for remediation of hazardous wastes at the Booth Oil Site in North Tonawanda, New York. The Booth Oil Site is listed on the New York State Registry. According to NYSDEC, the Booth Oil Site is contaminated with polychlorinated biphenyls (PCBs), lead, and other substances. The company estimates that the present value of costs for remedial alternatives range from $10.0 million to $21.7 million. The company and more than 20 other PRPs have tentatively agreed on an allocation under which the company's share of a cleanup settlement will be between $160,000 and $700,000.

(f)  In June 1994 the company was served with a summons and complaint joining it as a defendant in an action that was filed in the United States District Court for the Northern District of New York. The plaintiffs are five companies that have been required by the EPA to conduct remedial activities at the Rosen Brothers Site in the City of Cortland, New York. The Rosen Site is allegedly contaminated with hazardous substances including heavy metals, solvents and PCBs. The Rosen Site is listed on the National Priorities List and the New York State Registry. The plaintiffs allege that the company was a contributor of transformers that may have contained PCBs.

     In August 1994 the EPA notified the company that the EPA had reason to believe that the company was a PRP for the Rosen Site and requested that it participate in the RI/FS then being prepared for the Rosen Site by other named PRPs.

     The company received an order from the EPA in March 1998 ordering the company and 15 other parties to perform certain removal actions at the Rosen Site. The company contributed approximately $45,000 toward the $730,000 total cost of the removal actions.

     In September 1998 the company, along with approximately 12 other parties, entered into a consent decree with the EPA under which the company and the other settling parties will perform the selected remedy and reimburse the EPA for approximately $692,000 of past costs. The estimated total present worth cost of the remedy is $3,140,000. The company's share of the remediation costs is still being negotiated.

(g)  The company responded in October 1995 to a request for information by the EPA concerning alleged disposal of PCBs at facilities owned or operated by PCB Treatment, Inc. in Kansas City, Kansas and Kansas City, Missouri. In September 1996 the company entered into an Order on Consent with the EPA under which the company and at least nine other companies will perform the first phase of remedial activity, a Removal Site Evaluation and Engineering Evaluation/Cost Analysis, at the two facilities operated by PCB Treatment, Inc. The company's obligation under this Order on Consent has been completed at a cost of $90,000. In September 1997 the EPA notified 1,251 entities, including the company, of their potential remediation liability at the two facilities. The company's share of remediation costs at the two facilities is likely to be less than $250,000.

(h)  In August 1997 the company was notified by the NYSDEC that they were contemplating enforcement action against the company with respect to violations of regulations concerning opacity of air emissions at all of its New York coal-fired stations. The company is in the process of negotiating a consent order with NYSDEC to resolve the NYSDEC's demand for a penalty of approximately $650,000. The company sold its New York coal-fired stations in 1999 and has notified the buyer of its responsibility for any such penalty.

(i)  The company received a letter in October 1999 from the Office of the Attorney General of New York State alleging that the company may have constructed and operated major modifications to certain emission sources at the Goudey and Greenidge generating stations, which it formerly owned, without obtaining the required prevention of significant deterioration or new source review permits. The Goudey and Greenidge plants were sold to The AES Corporation in May 1999. The letter requested that the company and AES provide the Attorney General's Office with a large number of documents relating to this allegation. On January 13, 2000, the company received a subpoena from the NYSDEC ordering production of similar documents.

     The company furnished documents pursuant to such requests. The company believes it has complied with the applicable rules and regulations and there is no basis for the Attorney General's allegation.